UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM SD

Specialized Disclosure Report

NEWPORT CORPORATION

(Exact name of registrant as specified in its charter)

Nevada	000-01649	94-0849175
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1791 Deere Avenue, Irvine, California	92606
(Address of principal executive offices)	(Zip Code)

Jeffrey B. Coyne                                                                                                (949) 863-3144

(Name and telephone number, including area code,

of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒          Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 — Conflict Minerals Disclosure

Item 1.01.  Conflict Minerals Disclosure and Report.

Newport Corporation (the “Registrant”) has evaluated its products and has determined that conflict minerals, as defined in paragraph (d)(3)(i) of Item 1.01 of Form SD, are necessary to the functionality or production of certain products manufactured by the Registrant or contracted by the Registrant to be manufactured during the calendar year of 2013.  Accordingly, the Registrant has: (1) conducted in good faith a reasonable country of origin inquiry regarding those conflict minerals that is reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or an adjoining country, as defined in paragraph (d)(1) of Item 1.01 of Form SD, or are from recycled or scrap sources, as defined by paragraph (d)(6) of Item 1.01 of Form SD; and (2) undertaken due diligence on the source and chain of custody of such conflict minerals, as described in more detail in the Registrant’s Conflict Minerals Report (the “Conflict Minerals Report”).

Conflict Minerals Disclosure

The Conflict Minerals Report is being filed as Exhibit 1.02 to this Form SD.  The Registrant has also made a copy of the Conflict Minerals Report available on its Internet website at www.newport.com/conflictminerals.

Item 1.02.  Exhibit.

The Conflict Minerals Report required by Item 1.01 above is filed as Exhibit 1.02 to this Form SD.

Section 2 — Exhibits.

Item 2.01.  Exhibits.

Exhibit 1.02 — Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

June 2, 2014	NEWPORT CORPORATION

	By:	/s/ Jeffrey B. Coyne
Jeffrey B. Coyne
Senior Vice President, General Counsel and
Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description
1.02	Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.